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                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                              --------------------

                                   SCHEDULE TO

                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D) (1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                               DEXTER CORPORATION
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                       (Name of Subject Company (Issuer))

                         ISP ACQUISITION CORP. (OFFEROR)
                          a wholly owned subsidiary of

                      INTERNATIONAL SPECIALTY PRODUCTS INC.
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    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

             Common Stock, par value $1.00 per share, together with
                associated Rights to Purchase Fractional Units of
                                 Preferred Stock
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                         (Title of Class of Securities)

                                    252165105
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                      (CUSIP Number of Class of Securities)

                            Richard A. Weinberg, Esq.
                        c/o ISP Management Company, Inc.
                                 1361 Alps Road
                             Wayne, New Jersey 07470
                                 (973) 628-4000

                                    COPY TO:
                             Stephen E. Jacobs, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8320
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                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

NY2:\924024\01

                            CALCULATION OF FILING FEE
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            Transaction
             Valuation                             Amount of Filing Fee

          not applicable                              not applicable

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[ ]  Check the box if any part of the fee is offset as provided by Rule
     0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:______________________ Filing Party:____________________

Form or Registration No.:______________________ Date Filed:____________________

[X} Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

FOR IMMEDIATE RELEASE               CONTACT:
Wednesday, June 21, 2000            Edward G. Novotny & Associates, Inc.
                                    (212) 490-2065/2977



         WAYNE, NJ--The following statement was released today by International Specialty Products Inc. Chairman Samuel J. Heyman, commenting on Dexter Corporation's (NYSE: "DEX") announcement of proposed asset sales:

         "Dexter's proposed piecemeal dismemberment of the Company, if allowed to stand, we believe will destroy value for Dexter shareholders and is in keeping with the Company's long-standing disregard for their interests. Dexter's election eve attempt to force these transactions upon its shareholders without their approval, together with its scheme to postpone the Annual Meeting for a second time, is in our opinion a blatant attempt to frustrate the will of the Company's shareholders."

ISP HAS FILED A FINAL, DEFINITIVE PROXY STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION RELATING TO ISP'S SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF DEXTER CORPORATION FOR USE AT DEXTER'S 2000 ANNUAL MEETING. ISP STRONGLY ADVISES ALL DEXTER SHAREHOLDERS TO READ THE PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE PROXY STATEMENT HAS BEEN MAILED TO ALL OWNERS OF DEXTER COMMON STOCK AS OF THE MAY 15 RECORD DATE AND IS AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP:\\WWW.SEC.GOV. DEXTER SHAREHOLDERS MAY ALSO OBTAIN THE PROXY STATEMENT FOR FREE FROM INNISFREE M&A INCORPORATED, BY CALLING (888) 750-5834.


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


     ISP INTENDS TO FILE AN OFFER TO PURCHASE AND A LETTER OF TRANSMITTAL WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION RELATING TO ISP'S OFFER TO PURCHASE ALL OUTSTANDING SHARES OF COMMON STOCK OF DEXTER CORPORATION. ISP STRONGLY ADVISES ALL DEXTER SHAREHOLDERS TO READ THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL WHEN THEY ARE AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION RELATING TO THE OFFER. THESE DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP:\\WWW.SEC.GOV AND MAY BE OBTAINED FOR FREE FROM INNISFREE M&A INCORPORATED, BY CALLING (888) 750-5834.

     This press release may contain "forward looking statements" within the meaning of the federal securities laws with respect to the Company's financial results and future operations and, as such, concerns matters that are not historical facts. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in such statements. Important factors that could cause such differences are discussed in the Company's Annual Report on Form 10-K, that is filed with the U.S. Securities and Exchange Commission and are incorporated herein by reference.


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